Atelier Restaurant

Profit and Loss

January - December 2024

	TOTAL
Income	
Class Income	960.80
Sales	5,000.00
Alcohol Sales	392,775.28
Food Sales	828,478.04
Sales - In House	104,176.89
Sales - Tock	272,817.46
Sales Tax - Remitted by Tock	-102,019.76
Total Sales - Tock	**170,797.70**
Total Sales	**1,501,227.91**
Sales Tax Collected	59,077.64
Total Income	**$1,561,266.35**
Cost of Goods Sold	
Atelier Rest Grp Management Fee	164,068.00
Cost of Goods Sold	
Alcohol - COGS	91,464.49
Sunday Supper Alc	644.67
Total Alcohol - COGS	**92,109.16**
Food - COGS	151,199.49
Events	967.25
Sunday Supper	4,486.43
Total Food - COGS	**156,653.17**
Total Cost of Goods Sold	**248,762.33**
Cost of Labor - COGS	
Employee Health Insurance	47,124.65
Guaranteed Payments to Managing Partner	4,669.96
Non-Employee Labor	13,005.00
SALARIES	
Admin/Front of House Staff - COGS	404,389.17
Kitchen Staff - COGS	287,250.18
Total SALARIES	**691,639.35**
Taxes/Payroll - COGS	138,635.99
Workers' Compensation	4,344.36
Total Cost of Labor - COGS	**899,419.31**
Prairie Lily Management Fee	7,495.00
Small Equipment	796.71
Total Cost of Goods Sold	**$1,320,541.35**
GROSS PROFIT	**$240,725.00**
Expenses	
Advertising, Marketing & Promotion	4,288.96

	TOTAL
Bank Charges	816.08
Merchant Service Fees	5,230.99
Total Bank Charges	**6,047.07**
Class Expenses	2,359.93
Credit Card Processing Fees	15,252.95
Equipment Rental	13,419.92
Insurance-Liability/Property	11,141.92
Meals (50% Deductible)	
Meals - Travel	715.55
Staff Meals (50% Deductible)	565.14
Total Meals (50% Deductible)	**1,280.69**
Miscellaneous	2,041.95
Office Expenses	9,904.73
Payroll Service Charges	3,082.24
Total Office Expenses	**12,986.97**
Processing Fees - Resy	2,424.24
Processing Fees - Tock	31,255.50
Professional Fees	29,774.87
Accounting	1,250.00
Legal	14,886.25
Total Professional Fees	**45,911.12**
Rent Expense	32,400.00
Repairs & Maintenance	10,239.05
Retirement Accounts	1,386.96
Sales Tax Expense	49,879.33
City Sales Tax Expense	1,913.53
Total Sales Tax Expense	**51,792.86**
Supplies	
Cleaning/Bathroom	747.69
Dining room supplies	203.00
Garden & Floral	80.00
Kitchen Supplies	11,037.09
Linens	6,107.61
Menu/Related Supplies	4,358.75
Room Decoration/Theme	67.17
Serviceware - New (not replacement)	589.65
Serviceware Replacement	1,369.72
Sunday Supper Supplies	105.14
Takeout Supplies	1,636.40
Total Supplies	**26,302.22**
Taxes & Licenses	7,350.57

	TOTAL
Travel & Transportation	2,249.82
Utilities	
Electric	12,894.50
Gas	3,447.13
Internet and Telephone	2,833.06
Pest Control	1,200.00
Security System	1,781.16
Trash and Recycling	7,389.12
Total Utilities	**29,544.97**
Total Expenses	**$309,677.67**
NET OPERATING INCOME	**$ -68,952.67**
Other Income	
Interest Earned	0.04
Other Miscellaneous Income	54,896.35
Total Other Income	**$54,896.39**
Other Expenses	
Interest Expense	
Line of Credit-Interest Paid	653.02
Total Interest Expense	**653.02**
Reconciliation Discrepancies	-217.00
Total Other Expenses	**$436.02**
NET OTHER INCOME	**$54,460.37**
NET INCOME	**$ -14,492.30**

Atelier Restaurant

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Onsite	601.33
Chase Checking-NEW	22.13
Chase Savings-UPDATED	2.79
Total Bank Accounts	**$626.25**
Accounts Receivable	
Accounts Receivable - Tock	1,766.25
Total Accounts Receivable	**$1,766.25**
Other Current Assets	
Book Inventory	0.00
Bunny/WunderPOP-Due To/From	0.00
Credit Card Receivables	8,991.37
Deposits in Transit	0.00
Due from Prairie Lily	16,500.00
Employee Advances	400.00
Inventory (adjust monthly)	1,881.29
Kitsune-Due To/From	0.00
Loan to Iliana Regan	16,875.37
Moening Advance	0.00
Prepaid Expenses	0.00
Prepaid Payroll Taxes	0.00
Total Other Current Assets	**$44,648.03**
Total Current Assets	**$47,040.53**
Fixed Assets	
Equipment - Cost	80.21
Accumulated Depreciation	0.00
Equipment - Water Heater	14,859.00
Equipment-AC	22,036.00
Total Equipment - Cost	**36,975.21**
Furniture & Fixtures - Cost	0.00
Accumulated Depreciation	0.00
Furniture & Fixtures Dining Room	755.12
Dining room Accumulated Depreciation	0.00
Dining room chairs	3,144.79
Dining room tables	5,127.59
Total Furniture & Fixtures Dining Room	**9,027.50**
Total Furniture & Fixtures - Cost	**9,027.50**

Atelier Restaurant

Balance Sheet

As of December 31, 2024

	TOTAL
Leasehold Improvements - Cost	227,900.44
Accumulated Depreciation	-94,442.70
Total Leasehold Improvements - Cost	**133,457.74**
Startup & Organizational Costs	64,081.07
Accumulated Amortization	-48,416.00
Total Startup & Organizational Costs	**15,665.07**
Total Fixed Assets	**$195,125.52**
Other Assets	
Deposits Paid	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$242,166.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	16,047.46
Total Accounts Payable	**$16,047.46**
Other Current Liabilities	
2024 Season Tickets	23,954.55
2025 Season Tickets	34,727.15
Accrued Expenses	0.00
Benefit Liabilities	44,124.14
Chase Line of Credit	50,903.52
Due to/from Milkweed	1,257.29
Gift Certificates Payable	19,098.71
Gratuities Payable to Staff	0.00
Service Charge	0.00
Total Gratuities Payable to Staff	**0.00**
Guaranteed Payments-aka Interest Payable to Partners	536.70
Interest Payable - Jen Laaback	0.00
Interest Payable - Mike Meier	0.00
Interest Payable - Robert Herbster	0.00
Total Guaranteed Payments-aka Interest Payable to Partners	**536.70**
Intuit Line of Credit	6,000.00
Loan From Fora Financial-Interest Paid	0.00
Loan from Intuit Financing-Interest	0.00
Loan from Kabbage-Interest	0.00
Net of Funds Held and Unbooked Sales	0.00
Cynergy CC Funds Held	0.00
House Account	0.00

Atelier Restaurant

Balance Sheet

As of December 31, 2024

	TOTAL
Total Net of Funds Held and Unbooked Sales	**0.00**
PPP Loan Payable	0.00
Quickbridge Loan-Interest Paid	0.00
Restaurant Tax Payable	0.00
Sales Tax Payable	0.00
Sales Tax Payable Dec 31 2021	0.00
Season Tickets	0.00
Season Tickets-2023	-7,960.24
Unbooked Sales, Gratuities and Tax	29,489.85
Total Other Current Liabilities	**$202,131.67**
Total Current Liabilities	**$218,179.13**
Long-Term Liabilities	
Loan from ARG	1,680.00
Loan from Fora Financial	13,810.00
Loan from Intuit Financing	0.00
Loan from Kabbage	9,094.88
Loan Payable to Jen/Mike	0.00
Loan Payable to Paul Lacey	7,960.00
Loan Payable to Stacy Moening	0.00
Loan Payable to Tim Lacey	10,213.00
Quickbridge Loan	11,141.04
Square Loan	37,668.91
Total Long-Term Liabilities	**$91,567.83**
Total Liabilities	**$309,746.96**
Equity	
Opening Balance Equity	0.00
Paid in Capital Account - Tim Lacey	438,848.80
Partners' Equity	
Iliana Regan-Partner's Equity	0.00
Distributions 2019	0.00
Partner Distributions-Tax Payments	0.00
PRE 2019 DISTRIBUTIONS TO ILIANA REGAN	0.00
Total Iliana Regan-Partner's Equity	**0.00**
Jen Laaback-Partner's Equity	0.00
Partner Distributions-Tax Payments	0.00
Total Jen Laaback-Partner's Equity	**0.00**
Mike Meier-Partner's Equity	0.00
Partner Distributions-Tax Payments	0.00

	TOTAL
Total Mike Meier-Partner's Equity	**0.00**
Robert Herbster-Partner's Equity	0.00
Distributions	0.00
Distributions 2019	0.00
Partner Distributions-Tax Payments	0.00
Principal Reimbursement	0.00
Total Robert Herbster-Partner's Equity	**0.00**
Total Partners' Equity	**0.00**
Retained Earnings	-461,481.31
Net Income	-44,948.40
Total Equity	**$ -67,580.91**
TOTAL LIABILITIES AND EQUITY	**$242,166.05**

Atelier Restaurant

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-25,689.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable - Tock	-1,766.25
Credit Card Receivables	-6,159.77
Inventory (adjust monthly)	-648.60
Accounts Payable (A/P)	5,601.55
2024 Season Tickets	-26,975.49
2025 Season Tickets	34,727.15
Benefit Liabilities	41,926.84
Chase Line of Credit	-21,217.46
Due to/from Milkweed	1,646.06
Gift Certificates Payable	13,954.91
Guaranteed Payments-aka Interest Payable to Partners	536.70
Intuit Line of Credit	6,000.00
Season Tickets-2023	-18,643.00
Unbooked Sales, Gratuities and Tax	29,489.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**58,472.49**
Net cash provided by operating activities	**$32,782.77**
INVESTING ACTIVITIES	
Equipment - Cost	-80.21
Equipment - Cost:Equipment-AC	-22,036.00
Furniture & Fixtures - Cost:Furniture & Fixtures Dining Room	-755.12
Net cash provided by investing activities	**$ -22,871.33**
FINANCING ACTIVITIES	
Loan from ARG	1,680.00
Loan from Fora Financial	11,703.54
Loan from Intuit Financing	-19,631.73
Loan from Kabbage	-422.27
Loan Payable to Paul Lacey	-22,000.00
Loan Payable to Tim Lacey	-3,630.00
Quickbridge Loan	11,141.04
Square Loan	28,668.91
Net cash provided by financing activities	**$7,509.49**
NET CASH INCREASE FOR PERIOD	**$17,420.93**
Cash at beginning of period	-5,380.11
CASH AT END OF PERIOD	**$12,040.82**